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Free Writing Prospectus
(To the Prospectus dated July 19, 2013, the Prospectus Supplement dated July
19, 2013, the Prospectus Addendum dated February 3, 2015  and Index Supplement dated July 19, 2013)

Filed Pursuant to Rule 433
Registration No. 333-190038
June 30, 2015

Barclays Bank PLC -- Capped Return Enhanced Notes Linked to the EURO STOXX([R])
Banks Index

                        Trade Details/Characteristics
----------------------- --------------------------------------------------------------------
Issuer:                         Barclays Bank PLC
Principal Amount:               $1,000 per note
Initial Issue Price:            $1,000 per note**
Reference Asset:                The EURO STOXX([R]) Banks Index (Bloomberg
                                ticker symbol SX7E(Index)") (the "Underlier")
Maximum Return:                 10.50%
Upside Leverage Factor:         2.00
Final Underlier Value:          The arithmetic average of the closing levels of the
                                Underlier on the 5 Averaging Dates, as set forth in
                                the accompanying FWP.
U.K. Bail-in Power              By acquiring the notes, you acknowledge, agree
Acknowledgment:                 to be bound by and consent to the exercise of,
                                any U.K. Bail-in Power by the relevant U.K.
                                resolution authority.
Maximum potential loss:         100%
Maturity Date:                  Approximately 3 months
CUSIP / ISIN                    06741UZG2 / US06741UZG20
Payment at Maturity:
If the Final Underlier Value is greater than or equal to the Initial Underlier Value, the
Notes provide a return equal to the Underlier Return* multiplied by the Upside
Leverage Factor of 2.00, subject to the Maximum Return.
If the Final Underlier Value is less than the Initial Underlier Value, you will have full 1-
to-1 downside exposure to the negative performance of the Underlier from the Initial
Underlier Value to the Final Underlier Value and you will lose some or all of your investment.
* See accompanying free writing prospectus ("FWP") for a description of how
"Underlier Return" is calculated.
--------------------------------------------------------------------------------------------

Selected Risk Considerations
[] 100% Principal at Risk. If the Final Underlier Value is less than the
Initial Underlier Value, you will be fully exposed to any decline in the
Underlier from its Initial Underlier Value.
[] Any payments on the notes are subject to issuer credit risk.
[] You may lose some or all of your investment if any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority.
[] Your maximum gain on the notes is limited to the Maximum Return.
[] Investor does not receive dividends or have any other rights that holders of the components of the Underlier would have.
[] There may be no secondary market. Notes should be considered a "hold until maturity" product.
[] Additional risk factors can be found under "Additional Risk Considerations"
below. See also "Risk Factors" beginning on page S-6 of the prospectus supplement, "Risk Factors" beginning on page PA-1 of the prospectus addendum and "Selected Risk Considerations" beginning on page FWP-6 of the accompanying
FWP.
[] Barclays Bank PLC, the issuer, acts as calculation agent.

Hypothetical Return on Notes versus hypothetical direct investment in the
Underlier at maturity (assuming $1,000 initial investment)

GRAPHIC OMMITTED

*Performance based on the "Underlier Return" formula, as set forth in the accompanying FWP.

                           Hypothetical Payout at Maturity*
--------------- ------------------------------------------- ---------------
                                 Payment at Maturity
Final Underlier                  (per $1,000 principal      Total Return on
    Value       Underlier Return    amount Note)                Notes
--------------- ---------------- -------------------------- ---------------
   225.54           50.00%            $1,105.00                10.50%
   195.47           30.00%            $1,105.00                10.50%
   165.40           10.00%            $1,105.00                10.50%
=============== ================ ========================== ===============
   158.25           5.25%             $1,105.00                10.50%
   157.88           5.00%             $1,100.00                10.00%
   154.12           2.50%             $1,050.00                 5.00%
   151.86           1.00%             $1,020.00                 2.00%
=============== ================ ========================== ===============
   150.36           0.00%             $1,000.00                 0.00%
   135.32           -10.00%           $900.00                  -10.00%
   120.29           -20.00%           $800.00                  -20.00%
   105.25           -30.00%           $700.00                  -30.00%
    90.22           -40.00%           $600.00                  -40.00%
    75.18           -50.00%           $500.00                  -50.00%
    60.14           -60.00%           $400.00                  -60.00%
    45.11           -70.00%           $300.00                  -70.00%
    30.07           -80.00%           $200.00                  -80.00%
    15.04           -90.00%           $100.00                  -90.00%
    0.00           -100.00%            $0.00                  -100.00%
--------------- ---------------- -------------------------- ---------------

**Our estimated value of the notes on the Pricing Date, based on our internal pricing  *The table above assumes an Initial Underlier Value of 150.36. The actual Initial Underlier Value will be models, is expected to be between
$980.00 and $985.90 per note. The estimated value the closing level of the
Underlier on the Pricing Date. The hypothetical examples in the table above are is expected to be less than the initial issue price of the notes. See
"Additional based on a number of other assumptions, which are further described on page FWP-4 of the accompanying Information Regarding Our Estimated Value of the Notes" on page FWP-11 of the FWP and are included for illustrative purposes only. See the accompanying FWP for a description of how accompanying FWP.
"Underlier Return" is calculated. You may lose your entire investment.

Additional Risk Considerations

Please see the prospectus, prospectus supplement , prospectus addendum, index supplement (if applicable) and the related free writing prospectus for a more detailed discussion of risks, conflicts of interest, and tax consequences associated with an investment in the notes.

Credit of the Issuer. The types of notes detailed herein are unsecured and unsubordinated debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any repayment of principal, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due, and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the notes and, in the event Barclays Bank PLC was to default on its obligations, you might not receive the amounts owed under the terms of the notes.

You may lose some or all of your investment if any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority. By your acquisition of the notes, you acknowledge, agree to be bound by and consent to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

No rights to the Underlier. As a holder of the notes, you will not have any rights (including any voting rights or rights to receive cash dividends or other distributions) that the holders of any Underlier or components of the Underlier would have.

Limited liquidity. You should be willing to hold the notes to maturity. There may be little or no secondary market for the notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market in the notes. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in the notes. If you sell the notes prior to their maturity, you may have to sell them at a substantial loss.

Certain built-in costs are likely to adversely affect the value of the notes prior to maturity. The original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which Barclays Capital Inc. or other affiliates of Barclays Bank PLC will be willing to purchase notes from you in secondary market transactions may be lower than the original issue price, and any sale prior to the maturity date of the notes could result in a substantial loss to you.

Your own evaluation of the merits. In connection with any purchase of the notes, we urge you to consult your own financial, tax and legal advisors as to the risks involved in an investment in the product and to investigate the Underlier and not rely on our views in any respect. You should make a complete investigation as to the merits of an investment in the notes before investing.

Historical results not indicative of future performance. The historical or hypothetical performance of the Underlier should not be taken as an indication of the future performance of the Underlier. It is impossible to predict whether the level, value or price of the Underlier will fall or rise during the term of the notes, in particular in the environment in recent periods which has been characterized by unprecedented volatility across a wide range of asset classes. Past fluctuations and trends in the Underliers are not necessarily indicative of fluctuations or trends that may occur in the future.

Market risk. The return, if any, on the notes is dependent on the performance of the Underlier to which it is linked. Thus, changes in the level, value or price of the Underlier will determine the amount payable on the notes. Unless your notes are fully principal protected (in which case, all payments on the notes are subject to the credit risk of Barclays Bank PLC as the issuer), if the level, value or price of the Underlier declines, you may lose some or all of your investment at maturity.

Price volatility. Movements in the levels, values or prices of the Underliers and their respective components are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors. As a result, it is impossible to predict whether the levels, values or prices of the Underliers will rise or fall during the term of the notes. Changes in the levels, values or prices of the Underliers will determine the payment on the notes. Therefore, you may receive less, and potentially substantially less, than the amount you initially invested in the notes if the levels, values or prices of the Underliers decline. Unless your notes are fully principal protected (in which case, all payments on the notes are subject to the credit risk of Barclays Bank PLC as the issuer), you should be willing and able to bear the loss of some or all of your investment.

Many unpredictable factors, including economic and market factors, will impact the value of the notes. In addition to the level, value or price of the Underlier on any day, the market value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including: the expected volatility of the Underlier or its underlying components; the time to maturity of the notes; interest and yield rates in the market generally; a variety of economic, financial, political, regulatory or judicial events; supply and demand for the notes; and the creditworthiness of the issuer, including actual or anticipated downgrades in the credit ratings of the issuer.

Potential conflicts of interest. Barclays Bank PLC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging its obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of the issuer are potentially adverse to your interests as an investor in the notes.

Tax treatment. Significant aspects of the tax treatment of the notes are uncertain.  See “Selected Purchase Considerations—Tax Consequences” in the accompanying FWP.

An investment in the notes involves significant risk. You should carefully consider the risks of an investment in the notes, including those discussed above. In addition, you should carefully consider the “Risk Factors” beginning on page S-6 of the prospectus supplement, “Risk Factors” beginning on page PA-1 of the prospectus addendum, “Risk Factors” beginning on page IS-2 of the index supplement (if applicable) and “Selected Risk Considerations” beginning on page FWP-6 of the related free writing prospectus.